CanAlaska Uranium Ltd. CVV - TSX.V CVVUF - OTCBB DH7 – Frankfurt

January 29, 2014

Via E-Mail - MarloweJ@SEC.GOV

Ms. Julie Marlowe

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CanAlaska Uranium Ltd.

Form 20-F for the Fiscal Year Ended April 30, 2013

Filed July 30, 2013

File No. 000-28792

Dear Ms. Marlowe:

Please see below for our response to your letter dated January 16, 2014 regarding our Form 20-F filed on July 30, 2013. We have organized our response according to your numbering convention in our letter.

Q1.	We note your description of your exploration properties, but do not see information regarding your properties description and/or mineral rights. Please disclose the following information for each of your material properties:

West McArthur Project, Saskatchewan - Mitsubishi

The nature your ownership or interest in the property.	CanAlaska is the registered owner of the property and holds a 50% right, title and interest in the property. In April 2007, the property was optioned to Mitsubishi Development Pty Ltd. In February 2010, Mitsubishi exercised their option and an unincorporated 50/50 joint venture was formed. Currently, CanAlaska holds a 50% interest in the property and Mitsubishi holds a 50% interest in the property.
A description of all interests in your properties, including the terms of all underlying agreement and royalties.	CanAlaska holds a 50% interest in the property along with a 50% interest held by Mitsubishi. CanAlaska acts as the project operator and earns a fee between 5% and 10% based on expenditure incurred.
Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.	The mineral rights for this property were acquired between October 2004 and February 2009 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada (12 claim blocks). The mineral rights to this property are in good standing and are valid to October 2029 thru to October 2035.
  An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
Exploration claim with the province of Saskatchewan.

Tel: +1-604-688-3211 Fax: +1-604-688-3217 #1020 - 625 Howe Street, Vancouver, B.C., Canada V6C 2T6

www.canalaska.com Email: info@canalaska.com

  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
	Property claims West McArthur
	Claim No.	Effective Date	Area, Ha	In Good Standing
	S-107561	26-Oct-04	4,690	26-Oct-2034
	S-107562	26-Oct-04	5,548	26-Oct-2035
	S-107563	26-Oct-04	4,525	26-Oct-2030
	S-107565	26-Oct-04	5,600	26-Oct-2039
	S-107773	12-Nov-04	3,358	12-Nov-2032
	S-108010	10-Mar-05	3,036	10-Mar-2034
	S-108011	10-Mar-05	3,836	10-Mar-2033
	S-108012	10-Mar-05	190	10-Mar-2034
	S-111412	26-Oct-04	3,160	26-Oct-2034
	S-111413	26-Oct-04	1,880	26-Oct-2031
	S-111511	27-Feb-09	3	27-Feb-2035
	S-111512	27-Feb-09	4	27-Feb-2035
  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
	The mineral rights are in good standing to October 2029 thru to February 2035 with no further exploration expenditures required. An annual assessment report is required to be filed with the Ministry of Energy and Resources in the province of Saskatchewan to disclose the exploration activities on the property. There is no fee for filing the assessment report with the Ministry.
The area of your claims, either in hectares or in acres.	35,830 hectares.

Cree East Project, Saskatchewan - Korean Consortium

The nature your ownership or interest in the property.	CanAlaska-Korea Uranium Ltd (CanAlaska (50%), Hanwha (12.5%), Kepco (12.5%), Kores (12.5%), and SK Networks (12.5%)) is the registered owner of the property. CanAlaska holds a 50% right, title and interest in the property. In December 2007, the property was optioned to the Korean Consortium.. Currently, CanAlaska holds a 50% interest in the property and the Korean Consortium holds an aggregate 50% interest in the property.
A description of all interests in your properties, including the terms of all underlying agreement and royalties.	CanAlaska holds a 50% interest in the property. CanAlaska acts as the project operator and earns an operator fee of 10% based on expenditure incurred.
Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.	The mineral rights for this property were acquired between November 2004 and June 2010 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada (17 claim blocks). The mineral rights to this property are in good standing and are valid to November 2020 thru to November 2032.
  An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
	Exploration claim with the province of Saskatchewan.
  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
	Property claims Cree East
	Claim No	Effective Date	Area, Ha	In Good Standing
	S-107757	16-Nov-04	3,625	15-Nov-27
	S-107774	16-Nov-04	2,221	15-Nov-29
	S-107775	16-Nov-04	4,517	15-Nov-28
	S-107776	16-Nov-04	2,678	15-Nov-20
	S-107777	16-Nov-04	4,427	15-Nov-32
	S-107778	16-Nov-04	3,206	15-Nov-21
	S-107779	16-Nov-04	2,895	15-Nov-21
	S-107780	16-Nov-04	3,337	15-Nov-22
	S-108357	20-Sep-05	1,789	19-Sep-30
	S-108358	20-Sep-05	4,858	19-Sep-26
	S-108382	20-Sep-05	2,685	19-Sep-28
	S-108383	20-Sep-05	4,686	19-Sep-32
	S-108384	20-Sep-05	4,805	19-Sep-32
	S-108385	20-Sep-05	3,143	19-Sep-32
	S-108386	20-Sep-05	5,416	19-Sep-28
	S-108387	20-Sep-05	1,647	19-Sep-28
	S-108389	28-Jun-10	1,817	27-Jun-28
  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
	The mineral rights are in good standing to November 2020 thru to November 2032 with no further exploration expenditures required. An annual assessment report is required to be filed with the Ministry of Energy and Resources in the province of Saskatchewan to disclose the exploration activities on the property. There is no fee for filing the assessment report with the Ministry.
The area of your claims, either in hectares or in acres.	57,752 hectares.

NW Manitoba, Manitoba

The nature your ownership or interest in the property.	CanAlaska is the registered and beneficial owner of the property and holds all rights, title and interest in and to the property.
A description of all interests in your properties, including the terms of all underlying agreement and royalties.	CanAlaska holds a 100% interest in the property. As at April 30, 2013, CanAlaska was actively seeking a joint venture partner for this project.
Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.	The mineral exploration licenses for this property were applied for and acquired between January 2005 and April 2006 from the Department of Innovation, Energy and Mines in the province of Manitoba, Canada (3 claim blocks). The mineral exploration licenses to this property are valid to January 2014 thru to September 2018.
  An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
	Exploration license with the province of Manitoba.
  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
	Property claims NW Manitoba
	Clain No.	Issue Date	Area, Ha	Good To Date
	166B	4-Jan-05	98,657	4-Jan-14
	236B	15-Sep-05	20,929	15-Sep-18
	247B	21-Apr-06	24,017	21-Apr-14
  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
	The mineral exploration licenses are good to January 2014 thru to September 2018 with no further exploration expenditures required. CanAlaska has applied to renew the mineral exploration licenses for a further 5 year period. CanAlaska will not incur a renew fee as CanAlaska has enough assessment credits.
The area of your claims, either in hectares or in acres.	143,603 hectares.

Q2.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

West McArthur Project, Saskatchewan - Mitsubishi

The location and means of access to your property, including the modes of transportation utilized to and from the property.	This project is located between 6 and 30 kilometres west of the producing McArthur River uranium mine operated by Cameco Corp. The property is accessible during the winter exploration period by winter ice roads. During the summer exploration period, the property is accessible by air and water.
Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.	The mineral rights to this property are in good standing and are valid to October 2029 thru to October 2035 with no further work required on the property.
A brief description of the rock formations and mineralization of existing or potential economic significance on the property.	On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.
A description of any work completed on the property and its present condition.	The property has undergone a series of exploration programs, including extensive geophysics and drilling of over 35 drill holes since 2005. Approximately $19.6 M has been spent by the Joint Venture.
The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.	There is no physical plant on the exploration property.
A description of equipment, infrastructure, and other facilities.	The property is accessed via seasonal roads and winter trails. There is no permanent infrastructure.
The current state of exploration of the property.	This project, located west of the McArthur River uranium mine, has target areas which are being evaluated for further drill testing.
The total costs incurred to date and all planned future costs.	As at April 30, 2013, the total exploration costs incurred was $19.6 million. Future exploration has been deferred in 2013/2014 to await better capital market conditions in order to raise exploration funds.
The source of power and water that can be utilized at the property.	There is no permanent power source on the property, but there are multiple extensive lakes which can provide water.
If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.	The property is without known reserves and any proposed program is exploratory in nature.

Cree East Project, Saskatchewan - Korean Consortium

The location and means of access to your property, including the modes of transportation utilized to and from the property.	The property is located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The property is accessible during the winter exploration period by winter ice roads. During the summer exploration period, the property is accessible by air and water.
Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.	The mineral rights to this property are in good standing and are valid to November 2020 thru to November 2032 with no further work required on the property.
A brief description of the rock formations and mineralization of existing or potential economic significance on the property.	The project area covers Athabasca group conglomerates and sandstones. Sandstone unconformably overlies basement at depths in the order of 200 to 300 metres in the south. Structural breaks which trend across the across the property further drop the basement to estimated depths of 800 to 900 metres across the northern edge of the property The basement is composed of the Lower Proterozoic, (Trans Hudson) Mudjatik domain, granitoids and associated minor supercrustals (psammites, pelites and metavolcanics) A significant portion of the property is considered to be underlain by rocks of the highly prospective Wollaston Domain.
A description of any work completed on the property and its present condition.	The property has undergone extensive exploration since 2005 with $18.9 M expended on surveys, extensive geophysical testing and over 70 drill holes testing targets.
The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.	There is no physical plant on the exploration property.
A description of equipment, infrastructure, and other facilities.	The property is accessed via seasonal roads and winter trails. There is no permanent infrastructure.
The current state of exploration of the property.	This project, located west of the Key Lake uranium mine, has target areas which are being evaluated for further drill testing.
The total costs incurred to date and all planned future costs.	As at April 30, 2013, the total exploration costs incurred was $18.9 million. Future exploration has been deferred. The project is being actively marketed for option or joint venture to allow for the continuation of drill exploration.
The source of power and water that can be utilized at the property.	There is no permanent power source on the property, but there are multiple extensive lakes which can provide water.
If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.	The property is without known reserves and any proposed program is exploratory in nature.

NW Manitoba, Manitoba

The location and means of access to your property, including the modes of transportation utilized to and from the property.	The property lies in northwest Manitoba just east of the border of northeast Saskatchewan. It is 70 kilometres north of the community of Lac Brochet. The property is accessible during the winter exploration period by ski equipped aircraft of by skiddo from Lac Brochet. During the summer exploration period, the property is accessible by air and water.
Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.	The mineral exploration license to this property are valid to January 2014 thru to September 2018. with no further exploration expenditures required. CanAlaska has applied to renew the mineral exploration licenses for a further 5 year period as CanAlaska has enough assessment credits.
A brief description of the rock formations and mineralization of existing or potential economic significance on the property.	The property is underlain by rocks of the Lower Proterozoic (Trans Hudson) age Wollaston domain. These supercrustals are composed of psammites, pelites, graphitic pelites, calcsilicates and greenstones. These rocks rest on an Archean basement and are intruded by numerous small uraniferous pegmatites, and granite.
A description of any work completed on the property and its present condition.

CanAlaska commenced work in 2005 and carried out extensive exploration across the project until 2007. Exploration detailed numerous uranium, base metal and rare earth (REE) occurrences. In mid 2007 exploration was put on hold pending community consultation by the Province of Manitoba. A 43-101 geological report filed in 2011 details ten areas for immediate drill testing.

In March 2012, the company received new work permits and completed ground geophysical surveys. This work produced strong geophysical responses matching geology and uranium mineralized boulder zones in the target areas. The surveys localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden.

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.	There is no physical plant on the exploration property.
A description of equipment, infrastructure, and other facilities.	None
The current state of exploration of the property.	As at April 30, 2013, CanAlaska was actively seeking a joint venture partner for this property. An agreement for work has recently been completed with MPVC Ltd.
The total costs incurred to date and all planned future costs.	As at April 30, 2013, the total exploration costs incurred was $7.3 million. The project is currently under exploration by MPVC Inc.
The source of power and water that can be utilized at the property.	There is no permanent power source on the property, but there are multiple extensive lakes which can provide water.
If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.	The property is without known reserves and any proposed program is exploratory in nature.

CanAlaska will amend the disclosure for the following non-material properties as such.

  Patterson Claims

"As of April 30 2013, the Company is actively seeking a joint venture partner for this project. A recent agreement with Makena resources is allowing for the first work on the property."

  Collins Bay

"The Company is restricting its exploration activities on this property until financial markets recover."

For the non-material properties listed in (Table 5: Other project update), CanAlaska will amend the disclosure accordingly.

"The Company is restricting its exploration activities on these Other projects until financial markets recover. The Company intents to continue its efforts to seek a venture partner either through a joint venture or sale of its other projects".

Q3.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D for Form 20-F would generally require maps and drawings to comply with the following features:

West McArthur Project, Saskatchewan - Mitsubishi

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.	See drawing below.
A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.	See drawing below.
A north arrow.	See drawing below.
An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.	See drawing below.
A title of the map or drawing, and the date on which it was drawn.	See drawing below.
In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.	See drawing below.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.	See drawing below.

Cree East Project, Saskatchewan - Korean Consortium

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.	See drawing below.
A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.	See drawing below.
A north arrow.	See drawing below.
An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.	See drawing below.
A title of the map or drawing, and the date on which it was drawn.	See drawing below.
In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.	See drawing below.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.	See drawing below.

NW Manitoba, Manitoba

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.	See drawing below.
A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.	See drawing below.
A north arrow.	See drawing below.
An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.	See drawing below.
A title of the map or drawing, and the date on which it was drawn.	See drawing below.
In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.	See drawing below.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.	See drawing below.

Q4.	It appears you should also expand your disclosure concerning your exploration plans for your material properties and address the following points.

West McArthur Project, Saskatchewan - Mitsubishi

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

The potential of this project is for unconformity style Uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex ( High REE, Sandstone hosted) types of Uranium. Previous exploration was hampered by the depths to the basement, however, recent advances with airborne geophysical survey technology has enabled penetration to those depths.

Multiple exploration programs since 2005 have identified targets with strong geophysical feature, similar to those near existing uranium mines. Limited drill testing in several of these areas have shown the basement offsets, hydrothermal clay alteration, and elevated uranium geochemistry consistent with the Athabasca Unconformity deposit model. The project, has four target areas which are being evaluated for further drill testing.

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
The next drill programs are dependant on financing. The project does not have a drill program planned for 2014. Active full season programs of 6-9 drill holes are generally budgeted at $3M to $4M, including drill geophysics, camp and logistics.
If there is a phased program planned, briefly outline all phases.	The project has a maintenance budget of $100,000 for 2014.
If there are no current detailed plans to conduct exploration on the property, disclose this prominently.	The project, located west of the McArthur River uranium mine has target areas which are being evaluated for further drill testing. Future exploration has been deferred in 2013/2014 to await better market conditions in order to raise exploration funds.
Disclose how the exploration programs will be funded.	50% of the exploration funding will come from capital market activities of the company. The other 50% will be funded by Mitsubishi.
Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.	CanAlaska acts as the project operator. CanAlaska employees/contracts: Dr. Karl Schimann, P. Geo. Peter Dasler, P. Geo.

Cree East Project, Saskatchewan - Korean Consortium

Disclose a brief geological justification for each of the exploration projects written in non-technical language.	The potential of this project is for unconformity style Uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of Uranium. The area has numerous conductors and faults which act as both the conduit and the trap for potential Uranium mineralization. A number of structures and conductive targets have been identified from the Company's exploration efforts.
  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
The next substantial work programs on the property will consist mainly of drill testing the current targets. Active full season programs of 15-18 drill holes are generally budgeted at $3M to $4M, including drill geophysics, camp and logistics
If there is a phased program planned, briefly outline all phases.	There is a planned program of geophysics for winter 2014, budgeted at $350,000. A $3M summer drill program has been approved, subject to financing
If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
Disclose how the exploration programs will be funded.	Exploration funding will need to come from CanAlaska or from a new partner either through option or joint venture.
Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.	CanAlaska may acts as the project operator. CanAlaska employees/contracts: Dr. Karl Schimann, P. Geo. Peter Dasler, P. Geo.

NW Manitoba, Manitoba

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

Exploration was carried out in the 1970's by SMDC and SERU and included detailed geologic mapping, geochemical surveys and airborne geophysics. These exploration programs located uraniferous boulder trains, many conductors, numerous lake sediment, and radiometric anomalies.

CanAlaska commenced work in 2005 and carried out extensive exploration across the project until 2007. Exploration detailed numerous uranium, base metal and rare earth (REE) occurrences. In mid 2007 exploration was put on hold pending community consultation by the Province of Manitoba. A 43-101 geological report filed in 2011 details ten areas for immediate drill testing.

In March 2012, the company received new work permits and commenced ground geophysical surveys. This work produced strong geophysical responses matching geology and uranium mineralized boulder zones in the target areas. The surveys localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden.

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
The property is currently under an option agreement, and for up to $11.4m of work for the incoming party to earn up to 80% interest in the project. The work programs will be constructed by the optionee.
If there is a phased program planned, briefly outline all phases.	To be advised by optionee.
If there are no current detailed plans to conduct exploration on the property, disclose this prominently.	As at April 30, 2013, the Company was actively seeking a joint venture partner for this project. The Company did apply for permits for drilling activities in 2013. As at April 30, 2013, the Company did not have detailed plans to conduct exploration, however an Option agreement with a third party was entered into in September 2013.
Disclose how the exploration programs will be funded.	Exploration funding will need to come from a new partner either through option or joint venture.
Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.	MPVC is currently acting as the project operator.

Q5.	Detail sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocals you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

All of the samples from the CanAlaska exploration programs have been submitted to one of two qualified Canadian Laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP. Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, were analyzed by aqua regia digestion and ICP analysis. The samples were collected by CanAlaska field geologists under the supervision of Dr Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Q6.	We note you are subject to permitting requirements related to provincial environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on you properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effects of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

Our exploration activities requires permitting in the Province of Saskatchewan. For our projects in Saskatchewan, the Company applies for surface exploration permits from the Ministry of Environment, a letter of advice from the Heritage Resources Branch of the Ministry of Tourism, Parks, Culture and Sport, and a Right to Use Water from the Saskatchewan Water Authority. For our exploration projects in the Province of Manitoba, the Company applies for a Prospecting License, a Work Permit from the Manitoba Department of Conservation, and a notification to the Director of Mines for airborne surveys. In addition, all exploration activities have to conform to the Fisheries Act in terms of protection of fish habitat.

Proposed Amendment to Disclosure - Highlighted in yellow.

[Excerpt from 20-F filing]

Item 4. Information on the Company

D. Property, Plant and Equipment

D. Property, Plants and Equipment

Overview

The Company currently has 18 projects within the Athabasca basin area and has carried out exploration programs on 6 of these in the past year. In fiscal 2013, the Company spent $0.6 million ($1.0 million net of $0.4 million from reimbursements from partners) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

Exploration spending in the fourth quarter of 2013 is significantly down from the same comparative quarter of 2012, as the Company has reduced its exploration spend to conserve cash relative to the prior period. In the fourth quarter, the Company historically spent this time drilling in the winter season in the Athabasca Basin at our various projects.

The following table summarizes the Company’s expenditures for twelve months ended April 30, 2013.

Table 2: ($000's) Total Exploration	Cree East	West McArthur	Fond du Lac	NW Manitoba	Other Athabasca Basin Projects	New Zealand	Other and Generative Projects	Total
Camp Cost & Operations	4	(7)	-	-	-	-	9	6
Drilling	-	-	9	-	-	-	-	9
General & Admin	37	77	3	10	13	6	129	275
Geochemistry	6	16	-	1	-	-	8	31
Geology	73	65	1	8	20	-	75	242
Geophysics	2	226	4	8	23	-	62	325
Other	62	28	-	10	1	-	21	122
Gross Expenditures	184	405	17	37	57	6	304	1,010
Reimbursement	(91)	(213)	-	-	-	-	(74)	(378)
Net Expenditures	93	192	17	37	57	6	230	632

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

1. West McArthur Project, Saskatchewan – Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. As at April 30, 2013, the Company holds a 50% interest in the West McArthur project. Mitsubishi holds the remaining 50% interest in the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

Table 3: ($000's)	Quarterly								Year Ended
West McArthur Project	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	Apr-12	Apr-13	LTD
Camp Cost & Operations	-	-	143	230	-	-	-	(8)	373	(8)	2,976
Drilling	-	-	72	1,165	-	-	-	-	1,237	-	6,745

Table 3: ($000’s) Continued	Quarterly								Year Ended
West McArthur Project	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	Apr-12	Apr-13	LTD
General & Admin	40	32	27	23	31	26	12	8	122	77	2,097
Geochemistry	8	4	1	27	15	1	-	-	40	16	339
Geology	19	49	10	176	48	16	1	-	254	65	1,000
Geophysics	652	161	63	274	211	12	4	-	1,150	227	5,775
Other	50	29	53	106	20	3	6	-	238	29	674
Gross Expenditures	769	275	369	2,001	325	58	23	-	3,414	406	19,606
Reimbursement	(403)	(144)	(193)	(1,041)	(171)	(30)	(12)	-	(1,781)	(213)	(14,208)
Net Expenditures	366	131	176	960	154	28	11	-	1,633	193	5,398

The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares. On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

The project is accessible during the winter drill season by winter ice roads and during the summer exploration season by air and water. There is no permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for West McArthur were acquired between October 2004 and February 2009 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The mineral rights to West McArthur are in good standing and are valid to October 2029 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

In April 2012, the Company announced a preliminary summary of drilling at its West McArthur project. Seven diamond drill holes were completed in February and March 2012, to test a series of individual zones where the resistivity lows were coincident with the EM conductors within the Grid 5 area. Total meterage drilled in the season was 6,422 metres, including one abandoned drill hole. The winter 2012 drill programme has demonstrated on Grid 5 the presence of requisite geological environment for unconformity uranium deposits. Significant faulting and fracturing are present in a number of drill holes, with individual radioactive spikes or elevated radioactivity in zones of hydrothermal alteration.

In June 2012, the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex ( High REE, Sandstone hosted) types of uranium. Previous exploration was hampered by the depths to the basement, however, recent advances with airborne geophysical survey technology has enabled penetration to those depths. Multiple exploration programs since 2005 have identified targets with strong geophysical feature, similar to those near existing uranium mines. Limited drill testing in several of these areas have shown the basement offsets, hydrothermal clay alteration, and elevated uranium geochemistry consistent with the Athabasca unconformity deposit model. The project, has four target areas which are being evaluated for further drill testing.

The property has undergone a series of exploration programs, including extensive geophysics and drilling of over 35 drill holes since 2005. Approximately $19.6 million has been spent by the joint venture.

The next drill programs are dependant on financing. The project does not have a drill program planned for 2014. Active full season programs of 6-9 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. The project currently has a maintenance budget of approximately $100,000 for 2014 which will be funded by CanAlaska and Mitsubishi.

As at April 30, 2013, the total exploration costs incurred for the West McArthur project was $19.6 million. Further exploration expenditures for this project has been deferred in 2013/2014 to await better capital market conditions in order to raise exploration funds. The West McArthur property is without known reserves and any proposed program is exploratory in nature.

2. Cree East Project, Saskatchewan – Korean Consortium

The Cree East project is located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 17 contiguous mineral claims totalling approximately 58,000 hectares. In December 2007 a Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), agreed to spend $19.0 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2013, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The remaining 50% interest is held by CanAlaska. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at April 30, 2013, the Company is holding approximately $605,000 of joint venture funds.

Table 4: ($000's)	Quarterly								Year Ended
Cree East Project	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413	Apr-12	Apr-13	LTD
Camp Cost & Operations	-	-	163	279	4	-	-	-	442	4	3,344
Drilling	(6)	-	186	1,163	-	-	-	-	1,343	-	6,713
General & Admin	62	(19)	6	15	5	-	14	18	64	37	477
Geochemistry	3	1	2	32	5	1	-	-	38	6	536
Geology	30	14	44	211	49	2	2	20	299	73	1,582
Geophysics	4	10	171	38	1	-	1	-	223	2	3,259
Management Fees	8	(31)	60	182	10	1	3	6	219	20	1,552
Other	10	2	27	66	30	4	5	3	105	42	1,464
Net Expenditures	111	(23)	659	1,986	104	8	25	47	2,733	184	18,927

The project is accessible during the winter drill season by winter ice roads and during the summer exploration season by air and water. There is no permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The mineral rights for Cree East were acquired between November 2004 and June 2010 from the Ministry of Energy and Resources in the province of Saskatchewan, Canada. The mineral rights to Cree East are in good standing and are valid to November 2020 with no further exploration expenditures required. An annual assessment report is required to be filed by the Company with the Ministry of Energy and Resources to disclose the exploration activities on this claim. There is no fee for filing the annual assessment report.

The project area covers Athabasca group conglomerates and sandstones. Sandstone unconformably overlies basement at depths in the order of 200 to 300 metres in the south. Structural breaks which trend across the across the property further drop the basement to estimated depths of 800 to 900 metres across the northern edge of the property The basement is composed of the Lower Proterozoic, (Trans Hudson) Mudjatik domain, granitoids and associated minor supercrustals (psammites, pelites and metavolcanics) A significant portion of the property is considered to be underlain by rocks of the highly prospective Wollaston Domain.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

The property has undergone extensive exploration since 2005 with $18.9 million expended on surveys, extensive geophysical testing and over 70 drill holes testing targets.

The potential of this project is for unconformity style uranium mineralization of both the Simple (Low REE, basement hosted) and the Complex (High REE, Sandstone hosted) types of uranium. The area has numerous conductors and faults which act as both the conduit and the trap for potential uranium mineralization. A number of structures and conductive targets have been identified from the Company's exploration efforts. The next substantial work programs on the property will consist mainly of drill testing the current targets. Active full season programs of 15-18 drill holes are generally budgeted at $3 to $4 million, including drill geophysics, camp and logistics. There is a planned program of geophysics for winter 2014, budgeted at $350,000 which will be funded by the joint venture funds held. A $3 million summer drill program has been approved, subject to financing.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

As at April 30, 2013, the total exploration costs incurred for the Cree East project was $18.9 million. Further exploration expenditures for this project has been deferred. The Korean Consortium and CanAlaska are actively marketing the Cree East project for option or joint venture to allow for the continuation of drill exploration. Work permits are in place, but current expenditures are minimized. The Cree East property is without know reserves and any proposed program is exploratory in nature.

3. NW Manitoba, Manitoba

This property consists of approximately 144,000 hectares and lies between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. It is 70 kilometres north of the community of Lac Brochet. As at April 30, 2013, CanAlaska holds a 100% interest in this property. The mineral exploration licenses for NW Manitoba were applied for and acquired between January 2005 and April 2006 from the Department of Innovation, Energy and Mines in the province of Manitoba, Canada. The mineral exploration licenses are valid to January 2014. The Company has applied to renew the mineral exploration licenses with the Department of Innovation, Energy and Mines in the province of Manitoba for a further 5 year period. The Company will not incur a renew fee as CanAlaska has enough assessment credits for the renewal.

The property is accessible during the winter exploration period by ski equipped aircraft of by skiddo from Lac Brochet. During the summer exploration period, the property is accessible by air and water. There is no permanent infrastructure on the property and no source of power. There are multiple extensive lakes which can provide a source of water for the project.

The property is underlain by rocks of the Lower Proterozoic (Trans Hudson) age Wollaston domain. These supercrustals are composed of psammites, pelites, graphitic pelites, calcsilicates and greenstones. These rocks rest on an Archean basement and are intruded by numerous small uraniferous pegmatites, and granite.

Exploration was carried out in the 1970's by SMDC and SERU and included detailed geologic mapping, geochemical surveys and airborne geophysics. These exploration programs located uraniferous boulder trains, many conductors, numerous lake sediment, and radiometric anomalies. CanAlaska commenced work in 2005 and carried out extensive exploration across the project until 2007. Exploration detailed numerous uranium, base metal and rare earth (REE) occurrences. In mid 2007 exploration was put on hold pending community consultation by the Province of Manitoba. A 43-101 geological report filed in 2011 details ten areas for immediate drill testing. .

In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The project was re-started in March 2012 following a four and a half year permitting delay due to consultations between the government of Manitoba and the local community. The Company has now concluded an operating MOU with the local community and recommenced ground survey work. The ground resistivity gravity geophysical surveys carried out in March 2012 localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey. These targets are similar in style to the Andrew Lake uranium project in Nunavut, which has similar resistivity and gravity geophysical responses related to uranium mineralization hosted in regional fault structures.

As at April 30, 2013, the total exploration costs incurred for the NW Manitoba project was $7.3 million. Further exploration expenditures for this project had been deferred. As at April 30, 2013, the Company was actively seeking a joint venture partner for this project and did apply for permits for drilling activities in 2013. As at April 30, 2013, the Company did not have a detailed plan to conduct exploration, however, an option agreement with a third party was entered into in September 2013 with MPVC Inc. The NW Manitoba property is without known reserves and any proposed program is exploratory in nature.

The property is currently under an option agreement with MPVC Inc., and for up to $11.4 million of work for the incoming party to earn up to 80% interest in the project. The work programs will be constructed by the MPVC Inc and MPVC Inc will act as the project operator.

4. Ruttan, Manitoba

In June 2012, the Company acquired the Ruttan property by staking two blocks of claims, totaling 1,055 hectares adjacent to and northeast of the past-producing Ruttan copper mine, located near Leaf Rapids in Northern Manitoba. There is a drill target indication from geophysics and historical drill information. The Company is actively seeking a joint venture partner and has applied for drill permits.

5. Patterson Claims, Saskatchewan

In January 2013, the Company acquired the Patterson property by staking three blocks of claims, totaling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. As of April 30, 2013, the Company is actively seeking a joint venture partner for this project. A recent agreement with Makena Resources Inc is allowing for the first work on the property.

6. BC Copper, Big Creek, Quesnel Claims

BC Copper is comprised of approximately 7,000 hectares in multiple claim blocks, located in south central British Columbia. In March 2012, the Company optioned the claims to Tyrone Docherty (“Doherty”) to earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012, the Company amended the agreement where a third party, Discovery Ventures Ltd., and Docherty, could earn a 50% interest for the expenditure of $75,000 (spent) in summer 2012, a further $87,500 of exploration expenditure by July 1, 2013, and a further $87,500 of exploration expenditure by July 1, 2014.

In April 2013, the Company recognized an impairment on certain of its BC Copper claims ($6,863) as it did not renew its permits on these claims. The Company has kept two claim blocks (Big Creek and Quesnel).

On July 2, 2013, the option agreement with Docherty and Discovery Venture Ltd. for the BC Copper (Big Creek) project was terminated.

7. Collins Bay, Saskatchewan

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation was amended whereby the Company extended the option period from six years to eight years. In consideration for the amendment, the Company accelerated its staged common share issuances and issued 10,000 common shares on July 12, 2013. As a result, as of July 2013, the Company has issued an aggregate of 20,000 common shares under the amended option agreement for the Collins Bay Extension project.

The Company is restricting its exploration activities on this property until financial markets recover.

8. Other Projects

The Company has used its technical staff between field seasons to evaluate other mineral projects for acquisition, either by staking or by option, with the purpose of sale to third parties. For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Projects” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

Table 5: Other projects update	Status	Recent work undertaken
BC Copper	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	Preparation for drill testing
Grease River	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	ZTEM survey evaluation
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	No significant work undertaken
Patterson	Makena Resources Inc.	No significant work undertaken
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	No significant work undertaken
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property,NZ	Option with Atlantic Industrial Minerals Inc.	Underground evaluation carried out

The Company is restricting its exploration activities on these Other projects until financial markets recover. The Company intents to continue its efforts to seek a venture partner either through a joint venture or sales of its other projects.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., completed an agreement for work on the project in September 2012 with Atlantic Industrial Minerals Inc. Atlantic Industrial Minerals Inc. has carried out the first work and entered the underground workings of the Morning Star Mine.

In fiscal 2013, the Company recognized an impairment on its Arnold, Cree West, Alberta and certain of its BC Copper claims for approximately $101,000 as it did not renew its permit on these properties.

CanAlaska maintains 14 other projects in the Athabasca basin; one project in New Zealand; one project in Alaska and two projects in British Columbia. These other projects have value to the Company but are not being actively explored, other than reviews and reporting. These projects are being marketed for sale or joint venture, and the Company hopes to realize increased value in the future.

All of the samples from the CanAlaska exploration programs have been submitted to one of two qualified Canadian Laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP. Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, were analyzed by aqua regia digestion and ICP analysis. The samples were collected by CanAlaska field geologists under the supervision of Dr Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Our exploration activities requires permitting in the Province of Saskatchewan. For our projects in Saskatchewan, the Company applies for surface exploration permits from the Ministry of Environment, a letter of advice from the Heritage Resources Branch of the Ministry of Tourism, Parks, Culture and Sport, and a Right to Use Water from the Saskatchewan Water Authority. For our exploration projects in the Province of Manitoba, the Company applies for a Prospecting License, a Work Permit from the Manitoba Department of Conservation, and a notification to the Director of Mines for airborne surveys. In addition, all exploration activities have to conform to the Fisheries Act in terms of protection of fish habitat.

Exhibit 99.1 Consolidated Financial Statements

Q7.	We note you provided two years of statements of income, change in shareholders' equity and cash flows prepared in accordance with IFRS as issued by the IASB. Item 8.A.2 of Form 20-F requires comparative financial statements that cover the latest three financial years. Tell us why you believe this guidance does not apply to you. Otherwise, please amend your filing to include audited financial statements prepared in accordance with IFRS for each of the three latest financial years and to obtain a revised audit report from your auditor.

We agree that, in accordance with Item 8.A.2 of Form 20-F, the Company is required to provide comparative financial statements that cover the latest three financial years.  This disclosure was omitted in the prior year due to the one year accommodation in the year of adoption of IFRS and the three years was not then included in the 2013 financial statements when three years of financial information in accordance with IFRS were available.  We will amend our filing to included audited financial statements prepared in accordance with IFRS for each of the three latest financial years and will obtain a revised audit report from our auditor.

CanAlaska's management acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Peter Dasler
Peter Dasler, CEO

/s/ Harry Chan
Harry Chan, CFO

Should you have any question or additional comments, I can be contacted by phone at (604) 688-3211 ext. 317 or email at hchan@canalaska.com.

Your truly,

/s/ Harry Chan

Harry Chan

CFO

CanAlaska Uranium Ltd.